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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

New Brunswick Scientific Co., Inc.
(Name of Issuer)
Common Stock, $0.0625 par value
(Title of Class of Securities)
642876106
(CUSIP Number)
Peter D. Hutcheon, Esq.
Norris, Mclaughlin & Marcus, P.A.
721 Route 202-206
P.O. Box 1018
Somerville, New Jersey 08876-1018
908-722-0700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	642876106	Page	2	of	5

1	NAMES OF REPORTING PERSONS: David Freedman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,983,636

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		182,794

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,983,636

WITH	10	SHARED DISPOSITIVE POWER:

		182,794

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,166,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 642876106	13D	Page 3 of 5

Item 1.	Security and Issuer
          This statement relates to the common stock, $0.0625 value per share (the “Common Stock”), of New Brunswick Scientific Co. Inc., a New Jersey corporation (the “Company”). The Company maintains its principal executive office at 44 Talmadge Road, Edison, NJ 08818-4005.

Item 2.	Identity and Background
     (a) David Freedman.
     (b) Address: c/o 44 Talmadge Road, Edison, NJ 08818-4005.
     (c) Chairman of the Board.
     (d) During the past five years, Mr. Freedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years Mr. Freedman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration
          Mr. Freedman has acquired 242,135 shares in certain open market purchases, private purchases and stock option exercises since the Company initially went public. It is estimated that the total consideration paid for the shares purchased by Mr. Freedman is $1,241,364.
          Mr. Freedman also is the executor to the Estate of Sigmund Freedman, his brother.

Item 4.	Purpose of Transaction
          The Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eppendorf Incorporated, a Delaware corporation (“Eppendorf”) and wholly-owned subsidiary of Eppendorf AG, a German company, and Edison Merger Corp., a New Jersey corporation and wholly owned direct subsidiary of Eppendorf (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and wholly owned direct subsidiary of Eppendorf (the “Merger”). Under the terms of the Merger Agreement, each share of the Company’s Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $11.50 in cash.
          In connection with the Merger, Eppendorf, Edison Merger Corp. and Mr. Freedman entered into a shareholders agreement dated as of July 10, 2007 (the “Shareholders Agreement”), to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement. Subject to the terms of the Shareholders Agreement, Mr. Freedman has agreed to (a) vote all the shares of common stock he owns (i) to approve and adopt the Merger Agreement and the Merger and any other related agreements and actions related thereto, and (ii) against (A) approval of any Takeover Proposal (as defined in the Merger Agreement) by any person or entity other than Eppendorf Incorporated or Edison Merger Corp.; (B) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company not contemplated by the Merger Agreement; (C) any other corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement; and (D) any other matter relating to, or in connection with, any of the foregoing matters.

CUSIP No. 642876106	13D	Page 4 of 5

     Pursuant to the terms of the Shareholders Agreement, Mr. Freedman has agreed to revoke any and all previous proxies granted with respect to his shares, and has promised to grant a proxy appointing Eppendorf as his attorney-in-fact and proxy, with full power of substitution, to vote, express, consent or otherwise utilize such voting power in the manner outlined above, if requested to do so by Eppendorf. Any such proxy granted by Mr. Freedman will be irrevocable and shall be granted in consideration of Eppendorf entering into the Shareholders Agreement and Merger Agreement and incurring related fees and expenses. Furthermore, any new shares, by which beneficial ownership is acquired, shall be automatically subject to the terms of the Shareholders Agreement.
     Notwithstanding the foregoing, nothing set forth in the Shareholders Agreement shall restrict or prohibit Mr. Freedman from performing his duties as Chairman of the Company. The Shareholders Agreement automatically terminates upon the earlier of (x) the consummation of the Merger and (y) the termination of the Merger Agreement in accordance with its terms.
     The foregoing descriptions of the Merger Agreement and the Shareholders Agreement are qualified in their entirety by reference to such agreement.
     Except as set forth in the preceding paragraphs, as of the date hereof, Mr. Freedman does not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Freedman as of the date of this Schedule 13D is 2,166,430, or approximately 23.4% of the class of securities identified in Item 1 based on 9,244,512 shares of Common Stock outstanding as of July 10, 2007. This amount includes 985,202 shares owned by the Estate of Sigmund of which David Freedman is the executor, 182,794 shares owned by Mr. Freedman’s wife directly and 8,000 shares which may be acquired within 60 days under a 10% shareholder and director stock option plan. Not included are 79,083 shares owned by a trust for the benefit of Mr. Freedman’s wife. Mr. Freedman has neither voting nor investment control over the shares held by the Trust.
          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, for Mr. Freedman is set forth in the cover page and such information is incorporated herein by reference.
          (c) Mr. Freedman has had no transactions in the class of securities reported herein during the past 60 days.
          (d) Not applicable.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
          Pursuant to the Shareholders Agreement, Mr. Freedman has agreed to vote his shares in favor of the Merger. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated July 10, 2007, by and among New Brunswick Scientific Co., Inc., Eppendorf Incorporated and Edison Merger Corp. (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report of Form 8-K filed with the Commission on July 11, 2007).

Exhibit 2	Shareholders Agreement dated July 10, 2007, by and between David Freedman and Eppendorf Incorporated.

CUSIP No. 642876106	13D	Page 5 of 5

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 10, 2007

Date
/s/ David Freedman

Signature
David Freedman, Chairman of the Board

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)